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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*

                                VECTOR GROUP LTD.
                         ------------------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $.10 PAR VALUE
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   92240M-10-8
                         ------------------------------
                                 (CUSIP NUMBER)

                                  MARC N. BELL
                       VICE PRESIDENT AND GENERAL COUNSEL
                                VECTOR GROUP LTD.
                       100 S.E. SECOND STREET, 32ND FLOOR
                                 MIAMI, FL 33131
                                 (305) 579-8000
                -------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  MAY 23, 2000
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ] .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

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 CUSIP NO. 92240M-10-8                                     PAGE 2 OF 5 PAGES
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=============== ==============================================================
                Name of Reporting Person
      1         S.S. or I.R.S. Identification No. of Above Person
                                                       Bennett S. LeBow

=============== ==============================================================
      2         Check the Appropriate Box if a Member of a Group*
                                                         (a) [ ]2
                                                         (b) [ ]3

=============== ==============================================================
      3         SEC Use Only

=============== ==============================================================
      4         Source of Funds*

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      5         Check Box if Disclosure of Legal Proceedings is Required
                Pursuant to Items 2(d) or 2(e)
                                                               [ ]5
=============== ==============================================================
      6         Citizenship or Place of Organization
                                                  United States

========================== ======= ===========================================
                              7    Sole Voting Power
        Number of                                   10,098,908 (see item 5)
========================== ======= ===========================================
         Shares               8    Shared Voting Power
                                                       566,045

========================== ======= ===========================================
      Beneficially            9    Sole Dispositive Power
      Owned by Each                                   10,098,908 (see item 5)
========================== ======= ===========================================
    Reporting Person         10    Shared Dispositive Power
          With                                          566,045
=============== ==============================================================
      11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                                      10,664,953 (see item 5)

=============== ==============================================================
      12        Check Box if the Aggregate Amount in Row (11) Excludes
                Certain Shares*                                [ ]7

=============== ==============================================================
      13        Percent of Class Represented by Amount in Row (11)
                                                        45.77%

=============== ==============================================================
      14        Type of Reporting Person*                                IN

=============== ==============================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                  SCHEDULE 13D

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 CUSIP NO. 92240M-10-8                                     PAGE 3 OF 5 PAGES
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         PRELIMINARY STATEMENT:

                  This Amendment No. 7 amends the Schedule 13D filed by Bennett
S. LeBow (the "Reporting Person") with the Securities and Exchange Commission on February 21, 1995, as previously amended by Amendments No. 1-6 thereto (as amended, the "Schedule 13D"), relating to the common stock, $.10 par value per share (the "Common Stock"), of Vector Group Ltd. (formerly Brooke Group Ltd.) (the "Company"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the Schedule 13D. All information in this amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the 5% stock dividend paid to stockholders of the Company on September 30, 1999.

                  Item 5 is hereby amended as follows:

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of May 25, 2000, the Reporting Person was the indirect beneficial owner of, in the aggregate, 10,664,953 shares of Common Stock, which constituted approximately 45.77% of the 21,989,782 shares of Common Stock outstanding (plus 1,312,5000 shares acquirable by the Reporting Person or his assignee within 60 days upon exercise of options). The Reporting Person's beneficial ownership includes currently exercisable options for 656,250 shares granted to the Reporting Person, pursuant to the Company's 1998 Long-Term Incentive Plan described in Amendment No. 5 to the Schedule 13D, and options for 656,250 shares granted to the Reporting Person, pursuant to the Company's 1999 Long-Term Incentive Plan described in Item 6, which the Reporting Person has the right to acquire within 60 days.

                  (b) The Reporting Person indirectly exercises sole voting power and sole dispositive power over (i) 1,226,408 shares of Common Stock through LeBow Limited Partnership, a Delaware limited partnership, (ii) 7,560,000 shares through LeBow Gamma Limited Partnership, a Nevada limited partnership, (iii) 656,250 shares acquirable by LeBow Epsilon 1999 Limited Partnership, a Delaware limited partnership, as assignee of the Reporting Person, upon exercise of currently exercisable options, and (iv) 656,250 shares acquirable within 60 days by the Reporting Person upon exercise of options. LeBow Holdings, Inc., a Nevada corporation, is the general partner of LeBow Limited Partnership and is the sole stockholder of LeBow Gamma Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership. LeBow Epsilon 1999 LLC, a Delaware limited liability company, is the general partner of LeBow Epsilon 1999 Limited Partnership. The Reporting Person is a director, officer and sole shareholder of LeBow Holdings Inc., a director and officer of LeBow Gamma Inc. and the sole member and manager of LeBow Epsilon 1999 LLC. The Bennett and Geraldine LeBow Foundation, Inc., a Florida not-for-profit corporation, of which the Reporting Person and family members serve as directors and executive officers, owns 566,045 shares of Common Stock. The Reporting Person possesses shared voting power and shared dispositive power with the other directors of the foundation with respect to the foundation's shares of Common Stock.

                  Item 6 is hereby amended as follows:

         ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  (a) As of May 25, 2000, 873,390 shares of Common Stock are pledged by LeBow Limited Partnership to U.S. Clearing Corp. to secure a margin loan to the Reporting Person.

                  (b) On November 4, 1999, the Company granted a non-qualified stock option to the Reporting Person pursuant to the Company's 1999 Long-Term Incentive Plan (the "1999 Plan"). The grant of the option to the Reporting Person was conditioned upon the






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                                  SCHEDULE 13D

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 CUSIP NO. 92240M-10-8                                     PAGE 4 OF 5 PAGES
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                           approval of the 1999 Plan by the Company's
                           stockholders, which approval was granted at the Company's annual meeting on May 24, 2000. Under the option, the Reporting Person has the right to purchase 1,500,000 shares of Common Stock at an exercise price of $15 7/16 per share (the fair market value of a share of Common Stock on the date of grant). Common Stock dividend equivalents will be paid currently with respect to each share underlying the unexercised portion of the option. The option has a ten-year term and becomes exercisable on the fourth anniversary of the date of grant. However, the option will earlier vest and become immediately exercisable upon (i) the occurrence of a "Change in Control" or
                           (ii) the termination of the Reporting Person's employment with the Company due to death or disability. Upon the termination of the Reporting Person's employment for any reason, any then unexercisable portion of the option will be forfeited and cancelled by the Company. The Reporting Person's right to exercise will terminate nine months after the date of termination, but not beyond the stated term of the option. If the Reporting Person dies or becomes disabled, he, or his estate or other legal representative, will be entitled to exercise the option for a one-year period following the date of his death or disability, but not beyond the stated term of the option.

                  Item 7 is hereby amended as follows:

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit 7: Brooke Group Ltd. 1999 Long-Term Incentive Plan
                             (incorporated by reference to the Appendix to the Company's Proxy Statement dated April 18, 2000).

                  Exhibit 8: Stock Option Agreement, dated November 4, 1999, between the Company and the Reporting Person
                             (incorporated by reference to Exhibit 10.59 to the Company's Form 10-K for the year ended December 31,
                             1999).


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                                  SCHEDULE 13D

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 CUSIP NO. 92240M-10-8                                     PAGE 5 OF 5 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:            May 26, 2000

                                                          /s/ BENNETT S. LEBOW
                                                         ----------------------
                                                         Bennett S. LeBow